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                                                                 Exhibit (h)(75)

Form of

July 6, 2009

Janus Investment Fund
151 Detroit Street
Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Janus Overseas Fund (the "Fund"). This letter is to inform you that JCM will waive all or a portion of its fee, as applicable, from July 6, 2009 until November 1, 2010, under the following conditions:

     In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.92% of the Fund's average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by Class A Shares, Class C Shares, Class R Shares and Class S Shares of the Fund pursuant to a Rule 12b-1 Plan, the administrative services fee payable by Class R Shares, Class S Shares and Class J Shares of the Fund pursuant to the Transfer Agency Agreement, the "Performance Adjustment" if the Fund has a performance-based investment advisory fee, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto, and acquired fund fees and expenses) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

     This waiver/reimbursement will continue in effect until November 1, 2010, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

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
JANUS CAPITAL MANAGEMENT LLC                       JANUS INVESTMENT FUND

By:                                                By:
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    Heidi W. Hardin                                    Stephanie Grauerholz-Lofton
    Senior Vice President, General Counsel             Vice President, Chief Legal Counsel
    and Secretary                                      and Secretary
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